

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2022

Jennifer R. Kneale
Chief Financial Officer
Targa Resources Corp.
811 Louisiana Street, Suite 2100
Houston, Texas 77002

> **Re: Targa Resources Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **File No. 001-34991**

Dear Ms. Kneale:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Energy & Transportation